Exhibit 99.3

Ardagh Group S.A. Announces Intent to Voluntarily Delist From the
New York Stock Exchange Following the Completion of the Exchange Offer

LUXEMBOURG (September 24, 2021) — Ardagh Group S.A. (“AGSA”) (NYSE: ARD) today announced that it has submitted written notice to the New York Stock Exchange (the “NYSE”) of its intention to voluntarily delist its Class A common shares (the “AGSA Shares”) from the NYSE following the completion of the previously announced exchange offer under which AGSA is offering to exchange each outstanding AGSA Shares for 2.5 shares of Ardagh Metal Packaging S.A. (NYSE: AMBP) (“AMPSA Shares”).

As previously announced, unless earlier terminated or extended by AGSA, the exchange offer will expire at 11:59 p.m., New York City time, on October 5, 2021. If the exchange offer is completed on October 5, 2021, AGSA intends to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) on October 6, 2021 to delist the AGSA Shares and it is expected that the AGSA Shares will be suspended from trading on the NYSE on October 6, 2021, with the last day of trading of the AGSA Shares on the NYSE expected to be October 5, 2021. If the exchange offer is extended, then AGSA intends to file for delisting following such extended expiration date.

AGSA intends to file a Form 15 with the SEC following the delisting of the AGSA Shares in order to terminate the registration of AGSA Shares under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will result in the automatic suspension of AGSA’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

AGSA is taking these steps in order to eliminate the inefficiencies resulting from both AGSA and AMPSA being publicly traded companies and having separate public reporting obligations. AGSA does not intend to arrange for listing or registration of the AGSA Shares on another national securities exchange or for quotation on a quotation medium.

About Ardagh Group

Ardagh is a global supplier of infinitely-recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 57 metal and glass production facilities in 12 countries, employing more than 16,000 people with sales of approximately $7 billion.

IMPORTANT INFORMATION FOR INVESTORS

This press release is for informational purposes only, is not a recommendation to buy or sell any securities, and does not constitute an offer to buy or the solicitation to sell any securities. The exchange offer referred to above is being made only pursuant to the offer to exchange/prospectus contained in the registration statement on Form F-4 filed with the SEC (the “F-4”) by AMPSA, the letter of transmittal and other related materials, including AGSA’s exchange offer statement on Schedule TO that AGSA filed with the SEC upon commencement of the exchange offer. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE F-4, INCLUDING THE OFFER TO EXCHANGE/PROSPECTUS CONTAINED THEREIN, THE LETTER OF TRANSMITTAL AND RELATED MATERIALS, INCLUDING AGSA’S EXCHANGE OFFER STATEMENT ON SCHEDULE TO (AND ANY AMENDMENT OR SUPPLEMENT THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE EXCHANGE OFFER THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR AGSA CLASS A COMMON SHARES. Shareholders are able to obtain a free copy of the exchange offer materials (including the offer to exchange/prospectus, the letter of transmittal and other related materials) that AGSA filed with the SEC at the SEC’s website at www.sec.gov. In addition, copies of these documents may be obtained by contacting Georgeson, the information agent for the exchange offer, toll-free at 866-628-6079 or +1-781-575-2137.

The F-4 relating to the shares of AMPSA offered in the exchange offer has been filed with the SEC but has not yet become effective. AMPSA’s shares may not be sold in the exchange offer nor may offers to buy in the exchange offer be accepted prior to the time this registration statement becomes effective.

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Forward-Looking Statements

This press release includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

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